1144126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02011001

NO ACT
P.6 1-2-02
8-53380

January 16, 2002

PROCESSED
JAN 31 2002
THOMSON
FINANCIAL

Act	34
Section	17
Rule	17a-5
Public Availability	1-30-02

Ms. Debra M. Saldivar
Vice President
MGL Consulting Corporation
10077 Grogan's Mill Road, Suite 300
The Woodlands, TX 77380-1030

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Saldivar:

We have received your letter dated January 2, 2002, in which you request on behalf of Harris Williams Advisors, Inc. (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 14, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on December 14, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001. As of January 2, 2002 the Firm had not conducted any securities business.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from December 14, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan Demando, NASD Regulation

edh

MGL Consulting Corporation
10077 Grogan's Mill Road, Suite 300 · The Woodlands, Texas 77380-1030 · 281-367-0380 · Fax 281-364-1452 · www.mglconsulting.com

January 2, 2002

Via Airborne Express

Document Control
U.S. Securities & Exchange Commission
450 5th Street NW
Washington, DC 20549

RE: Harris Williams Advisors, Inc.; SEC File No. 8-53193.

Dear Sir/Madam:

On behalf of our client, I respectfully request a waiver be granted Harris Williams Advisors, Inc. for its requirement for annual audit pursuant to SEC Rule 17a-5.

Our request for waiver of the annual audit for the fiscal year ended 12/31/2001 is based upon the fact that Harris Williams Advisors, Inc. did not become conditionally effective with the Commission and a member of the NASD until December 14, 2001. Accordingly, Harris Williams Advisors, Inc. has not conducted any securities business as of the date of this letter. The firm did not conduct a securities business subsequent to its approval by the Commission and prior to its approval for membership by the NASD.

Enclosed for your review, please find one (1) copy of the income statement for the period ended 11/31/2001. For your convenience, the firm's NASD/District 7 examiner is Jervis Hough and the telephone number is (404) 237-9290.

Our client further understands that granting the 2001 annual audit waiver will in no way alter its requirement to file an annual audit in 2002. Furthermore, our client recognizes that if this waiver is granted for 2001, the 2002 audit will be for the period from 12/14/2001 through 12/31/2002 and will need to be filed on or before 03/01/2003.

Your consideration of this request and granting of the requested waiver is sincerely appreciated. Should you have any questions regarding this matter, or if I can be of assistance to you, please do not hesitate to contact me directly.

Sincerely,

Debra M. Saldivar

Debra M. Saldivar
Vice President

DMS/hjms
Enclosure (as stated)

cc: Ms. Dena F. Moore (w/enclosure)

AIRBORNE EXPRESS 75763330 075 2001 (10/98) W SENDER'S COPY

Ship. # 75763330-075 Svcs. NAS
Desc. ANNUAL AUDIT WAIVER
Bill Ref. 4042

01/02/02 Wt. Dims 1-L 1 Pc
Bill To

Zip/Postal Code 20549
Chg. $6.62

Harris Williams Advisors, Inc.
Income Statement
For the Eleven Months Ending November 30, 2001

	Current Month	Year to Date
Revenues		
Total Revenues	0.00	0.00
Cost of Sales		
Total Cost of Sales	0.00	0.00
Gross Profit	0.00	0.00
Expenses		
Education/Seminars	$ 0.00	$ 8,756.23
Fees:NASD Register	2,454.00	28,144.62
Fees:State Register	0.00	300.00
Insur: Fidelity Bond	0.00	934.00
Legal/Professional	0.00	17,758.07
Total Expenses	2,454.00	55,892.92
Net Income	$ <2,454.00>	$ <55,892.92>

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	5945
CONNECTION TEL	2813641452
CONNECTION ID	MGL CONSULTING
ST. TIME	01/10 17:29
USAGE T	02'02
PGS.	6
RESULT	OK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 16, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	1-30-02

Mr. Marc H. Singer
President
Singer Xenos Securities, Corporation
800 South Douglas Road, Suite 148
Coral Gables, FL 33134

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Singer:

We have received your letter dated November 21, 2001, in which you request on behalf of Singer Xenos Securities, Corporation (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 20, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on December 20, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from December 20, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan Demando, NASD Regulation

edh

David

SINGER XENOS SECURITIES, CORP.
Marc Singer, President
800 South Douglas Road, Suite 148
Coral Gables, Florida 33134
Tel: (305) 443-0060
Fax: (305) 443-0027

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2002
DIVISION OF MARKET REGULATION

Thomas McGowan
The Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Waiver of Annual Audited Report pursuant to Rule 17a-5

Dear Mr. McGowan: November 21, 2001

The above named applicant, CRD number 115856, membership pending with the NASD R, requests waiver of Annual Audited Report pursuant to Rule 17a-5.

Singer Xenos Securities, Corp. will include any activity that occurs prior to December 31, 2001 on its' December 31, 2002 Annual Audited Report.

Thank you for your consideration in this matter. If there are any questions, questions, please contact me.

With Regards,

Marc H. Singer, President

HHS: pms

CC: NASD R, Atlanta, GA

F:\sx\brokerdealer\nasd letters.doc